                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*



                               IOMEGA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    462030107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

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CUSIP NO. 462030107                 FORM 13G                         Page 2 of 9


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     IDANTA PARTNERS LTD.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [__]
                                                                 (b)  [XX]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS, UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           21,780,280 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         21,780,280 (1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,780,280
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [__]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    8.2% (2)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 267,376,554 shares of the Stock outstanding.



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CUSIP NO. 462030107                 FORM 13G                         Page 3 of 9


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE AND DAVID J. DUNN
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [__]
                                                                 (b)  [XX]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           3,007,779 (Excludes 2,400 shares held by spouse)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          21,780,280 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         3,007,779 (Excludes 2,400 shares held by spouse)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            21,780,280 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    24,788,059 (2)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [XX]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    9.3% (3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    IN and OO     (GRANTOR TRUST FOR INDIVIDUAL)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Solely in his capacity as Trustee of Dunn Family Trust, a general partner of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 18,265 shares of the Stock and his grantor trust's ownership of 2,989,514 shares of the Stock. Excludes 2,400 shares held by Mr. Dunn's spouse. Mr. Dunn disclaims beneficial ownership of such shares.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 267,376,554 shares of the Stock outstanding.


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CUSIP NO. 462030107                 FORM 13G                         Page 4 of 9


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JONATHAN HUBERMAN
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [__]
                                                                 (b)  [XX]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          21,780,280 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            21,780,280 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,780,280 (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [__]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    8.2% (2)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1)  Solely in his capacity as a general partner of Idanta Partners Ltd.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 267,376,554 shares of the Stock outstanding.



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CUSIP NO. 462030107                 FORM 13G                         Page 5 of 9


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 13, 1985 (the "Schedule 13G"), relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

        Amendment No. 1 thereto dated March 13, 1985,
        Amendment No. 2 thereto dated February 13, 1986,
        Amendment No. 3 thereto dated February 13, 1987,
        Amendment No. 4 thereto dated February 13, 1989,
        Amendment No. 5 thereto dated February 13, 1990,
        Amendment No. 6 thereto dated February 13, 1991,
        Amendment No. 7 thereto dated February 13, 1992,
        Amendment No. 8 thereto dated January 17, 1997
        Amendment No. 9 thereto dated February 9, 1998, and
        Amendment No. 10 thereto dated February 20, 1998.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.


Item 2 as reported in the Schedule 13G is hereby amended as follows:

Item 2(a).          Name of Person Filing.
                    ----------------------

               Pursuant to Rule 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Idanta Partners Ltd., a Texas limited partnership ("IPL"), David J. Dunn, trustee of the Dunn Family Trust (a grantor trust) ("DFT"), David J. Dunn ("DJD") and Jonathan Huberman ("JH"). IPL, DFT, DJD and JH are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).          Address of Principal Business Office, or if none, Residence.
                    ------------------------------------------------------------

               The principal business office address of all Reporting Persons (IPL, DFT, DJD and JH) is:

               4660 La Jolla Village Drive, Suite 850
               San Diego, California 91222



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CUSIP NO. 462030107                 FORM 13G                         Page 6 of 9


Item 2(c).          Citizenship.
                    ------------

               IPL is a Texas limited partnership.

               DFT is a California grantor trust.

               DJD is a citizen of the United States of America.

               JH is a citizen of the United States of America.


Item 4.             Ownership.
                    ----------

Item 4 as reported in the Schedule 13G is hereby amended as follows:

               IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,780,280,
                      (b) which constitutes approximately 8.2% of the assumed 267,376,554 outstanding shares of the Stock.
                      (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock.


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CUSIP NO. 462030107                 FORM 13G                         Page 7 of 9

       DFT and DJD:   (a) Because of his position as general partner of IPL
                      (which owns 21,780,280 shares of the Stock) and because of his individual ownership of 18,265 shares of the Stock and his grantor trust's ownership of 2,989,514 shares of the Stock, DFT and DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 24,788,059 shares in the aggregate,
                      (b) which constitutes approximately 9.3% of the assumed
                      267,376,554 outstanding shares of the Stock. DJD's spouse owns 2,400 shares of Stock of which DJD and DFT disclaim beneficial ownership.
                      (c) In his capacity as a general partner of IPL, DFT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock. DFT shares this power with JH. DFT has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,989,514 shares of the Stock, exercised by DJD. DJD has the sole power to vote or direct the vote and to dispose or to direct the disposition of 18,265 shares of the Stock. DJD's spouse owns 2,400 shares of Stock, which DJD and DFT disclaim beneficial ownership.

                JH: (a) Because of his position as general partner of IPL (which owns 21,780,280 shares of the Stock), JH may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 21,780,280 shares,
                      (b) which constitutes approximately 8.2% of the assumed 267,376,554 outstanding shares of the Stock.
                      (c) In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock. JH shares this power with DFT. JH owns no shares individually.


Item 8.             Identification and Classification of Members of the Group.
                    ----------------------------------------------------------

Item 8 as reported in the schedule 13G is hereby amended as follows:

        This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.






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CUSIP NO. 462030107                 FORM 13G                         Page 8 of 9


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 5, 1999

        IDANTA PARTNERS LTD.
        a Texas limited partnership




        by: /s/ Jonathan Huberman
            ----------------------------
            Jonathan Huberman
            General Partner

        DUNN FAMILY TRUST





        by: /s/ David J. Dunn
            ----------------------------
            David J. Dunn, Trustee


        DAVID J. DUNN



        by: /s/ David J. Dunn
            ----------------------------
            David J. Dunn


        JONATHAN HUBERMAN



        by: /s/ Jonathan Huberman
            ----------------------------
            Jonathan Huberman



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CUSIP NO. 462030107                 FORM 13G                         Page 9 of 9


                                   EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

IDANTA PARTNERS LTD.
a Texas limited partnership



by:      /s/ Jonathan Huberman
        ----------------------------
        Jonathan Huberman
        General Partner


DUNN FAMILY TRUST



by:     /s/ David J. Dunn
        ----------------------------
        David J. Dunn, Trustee


DAVID J. DUNN



by:     /s/ David J. Dunn
        ----------------------------
        David J. Dunn


JONATHAN HUBERMAN



by:     /s/ Jonathan Huberman
        ----------------------------
        Jonathan Huberman